IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03033839

PROCESSED

SEP 30 2003

THOMSON
FINANCIAL

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for September 29, 2003
(Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SEP 29 2003

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on SEPTEMBER 29, 2003 .

CWMBS, INC.

By: _____
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A
CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-54
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-54

4

CHL Mortgage Pass-Through Trust 2003-54

Computational Materials



$191,000,000 (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Underwriter


The attached tables and other statistical analyses (the *"Computational Materials"*) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (*"Countrywide Securities"*) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials is based only on a Stipulation Sheet reflecting characteristics of the final pool of Mortgage Loans expected to be delivered to the trust on the Closing Date. Although Countrywide Securities believes the information with respect to the stipulation Sheet will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the Stipulation Sheet.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.


Preliminary Term Sheet   **Date Prepared: August 29, 2003**

CHL Mortgage Pass-Through Trust 2003-54
$191,000,000 (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) [1]	WAL (Yrs) ("Call" [2] [3]/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
A-1	191,000,000	2.95 / 3.25	WAC [4]	Mixed	Senior	Aaa/AAA
M	Not Offered		WAC [4]	Mixed	Mezzanine	Aa2/AA
B-1	Not Offered		WAC [4]	Mixed	Subordinate	A2/A
B-2	Not Offered		WAC [4]	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC [4]	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC [4]	Mixed	Subordinate	B2/B
B-5	Certificates		WAC [4]	Mixed	Subordinate	NR/NR

Total: $191,000,000

(1) *The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of ten years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Certificates will provide between 3.25% and 5.75% subordination to the Senior Certificates as of the Cut-off Date.*

(2) *The WAL to "the Call" on the Class A-1 is shown to the optional termination at a pricing speed of 25% CPR.*

(3) *All Classes of Certificates are subject to a 10% optional termination as described herein.*

(4) *The Certificate Interest Rate for the Senior and Subordinate Certificates will be equal to the Net WAC (as defined herein) of the Mortgage Loans.*

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicer:	As of the Cut-off Date, it is expected that Countrywide Home Loans Servicing LP will service substantially all of the Mortgage Loans.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class A-1, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Cut-off Date:	September 1, 2003.
Closing Date:	On or about September 30, 2003.



Pricing Date:	On or about August [29], 2003.
Settlement Date:	On or about September [30], 2003.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2003.

Primary Servicer
Remittance Date: The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in October 2003.

Distribution Date: The business day immediately following the Primary Servicer Remittance Date, commencing in October 2003.

Certificates: The *"Senior Certificates"* will consist of the Class A-1 Certificates.

The *"Subordinate Certificates"* will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the *"Certificates."* Only the Senior Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the *"Offered Certificates"*) are being offered publicly.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date.

Mortgage
Loans: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $200,000,000. All the Mortgage Loans will be conforming balance adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. The interest rates on such Mortgage loans have an initial fixed rate period of ten years and thereafter adjust annually based on the one-year LIBOR or one-year CMT index.

The Stipulation Sheet included in these Computational Materials as Appendix A are representative of the final pool of Mortgage Loans expected to be delivered to the trust on the Closing Date, subject to a permitted variance.

Wavg Roll Date: The *"Wavg Roll Date"* for the Mortgage Loans (the "Mortgage Loans") is the Distribution Date in September 2013.



October 2003 – September 2013	0% Pro Rata Share
October 2013 – September 2014	30% Pro Rata Share
October 2014 – September 2015	40% Pro Rata Share
October 2015 – September 2016	60% Pro Rata Share
October 2016 – September 2017	80% Pro Rata Share
October 2017 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), unscheduled principal will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the collateral performance triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of unscheduled principal until the third anniversary of the Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (i.e., the then current aggregate principal balance of the Senior Certificates divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (i.e., the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages.

*Allocation of
Losses:*

Any realized losses from the Mortgages Loans, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the Senior Certificates and (b) the subordinate Certificates.

*Certificates Priority
of Distributions:*

Available funds from the Mortgage Loans will be distributed in the following order of priority:
1) To the Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
2) To the Senior Certificates, principal;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;



7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) To the Residual Certificate, any remaining amount.

[Yield Tables and Collateral Tables to Follow]



Yield Tables

Class A-1 to Call

Coupon	4.665%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 98-00	4.34	4.86	5.08	5.41	5.71	6.07	6.49
WAL (yr)	19.63	7.21	5.03	2.95	1.98	1.43	1.08
MDUR (yr)	12.12	5.40	4.03	2.54	1.76	1.30	0.99
First Prin Pay	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03
Last Prin Pay	Jan-32	Apr-21	Aug-16	Jul-11	Dec-08	Jul-07	Aug-06

Class A-1 to Maturity

Coupon	4.665%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 98-00	4.34	4.82	5.00	5.33	5.63	5.96	6.36
WAL (yr)	19.72	7.63	5.45	3.25	2.18	1.58	1.18
MDUR (yr)	12.15	5.53	4.18	2.69	1.89	1.40	1.06
First Prin Pay	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03	Oct-03
Last Prin Pay	Aug-33	Aug-33	Aug-33	Aug-33	Aug-33	Aug-33	Aug-33

[Stipulation Sheet to Follow]



Appendix A

SAMPLE POOL CHARACTERISTICS
10/1 CONFORMING ARM PRIVATE LABEL

DELIVERY DESCRIPTION

Product	10/1 Conforming Arms
Deal Amount	200,000,000
Approximate Senior(AAA) Amount	$191,000,000
Approximate Product Composition	80% LIBOR 5/2/5
	20% CMT 5/2/5
	10% Prepay Penalty
Delivery Variance	+/- 5%
Settlement Date	09/30/03

COLLATERAL DETAIL

Approximate Gross Note Rates (+/- .125%)	5.050%
Approximate Net WAC	4.675%
Servicing Fee (includes .01% Trustee Fee)	0.385%
Approximate Gross Margin (+/- .10%)	2.25%
Reset	Fixed For 10 years / Annual Thereafter
Index	1YR LIBOR
Cap Structure	5/2/05
WAM (+/- 2months)	359
Original Term	360
Geographic Distribution	National, Maximum 50% California
Weighted Average LTV	75% +/- 3%
LTV >80 <=90%	15%
LTV >90 <=95%	10%
Maximum Loan Amount	Agency Limits
Average Balance	Approximately $185,000
Occupancy	>=95% Owner Occupied (Including 2nd Homes)
Delinquency	All Current
Approximate Property Types	85% SFR/PUD, 15% Condo/Other
Loan Type	Agency Eligible
Documentation Style	80% Full/Alt/DU Doc (Including Fast and Easy Loans), 20% Reduced
Loan Purpose	Maximum 25% Cash Out Refinances
Amortization Type	50% Interest Only
Approximate Credit Score	725 +/-10
620 - 660	10%
661 - 700	20%
> 700	70%
Ratings	Moody/S&P